SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment _____)*

GREEN PLAINS RENEWABLE ENERGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

393222104

(CUSIP Number)

November 12, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 393222104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) G.P. & W., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] (See Instructions)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 494,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 494,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 393222104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Gary Parker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] (See Instructions)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 30,000
	6	SHARED VOTING POWER 494,000
	7	SOLE DISPOSITIVE POWER 30,000
	8	SHARED DISPOSITIVE POWER 494,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a)

Name of Issuer:

GREEN PLAINS RENEWABLE ENERGY, INC.

Item 1(b)

Address of Issuer's Principal Executive Offices:

105 N. 31st Ave Ste 103

Omaha NE 68131

Item 2(a)

Name of Person Filing:

G.P. & W., Inc.

Gary Parker

Item 2(b)

Address of Principal Business Office or, if None, Residence:

Address of Principal Business Office for each of G.P. & W., Inc. and Gary Parker is:

600 Mason Ridge Center Drive

St. Louis, MO 63141

Item 2(c)

Citizenship:

(1) G.P. & W., Inc., a Missouri corporation

(2) Gary Parker, a citizen of the United States of America

Item 2(d)

Title of Class of Securities:

Common Stock

Item 2(e)

CUSIP Number:

393222104

Item 3

The Reporting Person is:

Not applicable.

Item 4

Ownership:

(1)(a)  Amount beneficially owned:

494,000

(2)(a)  Amount beneficially owned:

524,000

(2)(b)

Percent of class:  6.8%

(2)(b)

Percent of class:  7.2%

(1)(c)  Number of shares as to which the person has:

(i)

  Sole power to vote or to direct the vote:

0

(ii)

  Shared power to vote or direct the vote:

494,000

(iii)

  Sole power to dispose or to direct the disposition of:

0

(iv)

  Shared power to dispose or to direct the disposition of:

494,000

(2)(c)  Number of shares as to which the person has:

(i)

  Sole power to vote or to direct the vote:

30,000

(ii)

  Shared power to vote or direct the vote:

494,000

(iii)

  Sole power to dispose or to direct the disposition of:

30,000

(iv)

  Shared power to dispose or to direct the disposition of: 494,000

Item 5

Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6

Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being

Reported on By the Parent Holding Company:

Not Applicable

Item 8

Identification and Classification of Members of the Group:

Not Applicable

Item 9

Notice of Dissolution of Group:

Not Applicable

Item 10

 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2008

G.P. & W., INC., a Missouri corporation

By: /s/ Gary Parker

Name: Gary Parker

Title: President

GARY PARKER, individually

/s/ Gary Parker

Exhibit A

Agreement as to Joint Filing of Schedule 13G

Each of the undersigned hereby affirms that it is individually eligible to use Schedule 13G, and agrees that this Schedule 13G is filed on its/his behalf.

Dated: January 14, 2008

G.P. & W., INC., a Missouri corporation

By: /s/ Gary Parker

Name: Gary Parker

Title: President

GARY PARKER, individually

/s/ Gary Parker